Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus Institutional Preferred Money Market Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940, that
Dreyfus Institutional Preferred Money Market Funds
(comprising Dreyfus Institutional Preferred
Money Market Fund and Dreyfus Institutional Preferred
Government Plus Money Market Fund)(the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of June 30, 2019.
Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2019, and with respect to agreement of securities purchases and sales, for the period from April 30, 2019
(the date of our last examination) through June 30, 2019:

Count and inspection of all securities located in the vault of Depository Trust Company in Jersey City, NJ without prior notice to management;

Confirmation of all securities held by institutions in book entry form (e.g., the Federal Reserve Bank of Kansas City, the Depository Trust Company and various sub-custodians);

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, transfer agents or securities lending administrators;

Reconciliation of all such securities
to the books and records of the Company and The Bank of New York Mellon (the Custodian);

Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Bank of New York Mellon (the Custodian) records, if any; and

Agreement of 5 security purchases and 5 security sales or maturities, if occurred, since our last report from the books and records of the Company, to corresponding bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus Institutional Preferred Money Market Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 30, 2019 with respect to securities and reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Dreyfus Institutional Preferred Money Market Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
September 26, 2019



Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

September 26, 2019

We, as members of management of
Dreyfus Institutional Preferred Money Market Funds
(comprising, respectively, Dreyfus Institutional Preferred
Money Market Fund and Dreyfus Institutional Preferred Government Plus Money Market Fund)(the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2019, and from April 30, 2019
(date of last examination)
through June 30, 2019.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of June 30, 2019 and from April 30, 2019 (date of last examination) through June 30, 2019 with respect to securities and reflected in the investment account of the Company.

Dreyfus Institutional Preferred Money Market Funds



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     BNY Mellon Investment Adviser, Inc.